SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merrill Lynch & Co., Inc.

4 World Financial Center
New York, N.Y. 10080

Financial Statements and Exhibits

(a) Financial Statements as of December 31, 2004 and 2003 and for the year ended December 31, 2004, and Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits
(23.1) Consent of Independent Registered Public Accounting Firm (following financial statements).

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
of Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 23, 2005

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments, at fair value:
Common stock	$1,146,936,663	$1,074,552,576
Registered investment companies	2,304,252,689	2,018,193,876
Common collective trusts	456,492,387	421,708,981
Participant loans	83,744,138	77,109,431

Total investments	3,991,425,877	3,591,564,864

Cash	3,089,724	7,432,008

Receivables:
Net receivable for pending transactions and accrued income	5,193,629	4,613,577
Employer contributions receivable	—	743,094
Employee contributions receivable	2,807,610	5,061,270

Total receivables	8,001,239	10,417,941

ASSETS AVAILABLE FOR BENEFITS	$4,002,516,840	$3,609,414,813

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$195,703,436
Dividends and interest	105,469,131

Total investment income	301,172,567

Contributions:
Contributions to the Plan by the Company	47,221,479
Contributions to the Plan by the participants	284,563,337
Rollovers from other qualified plans	23,533,739
Transfers in from other plans	483,812

Total contributions	355,802,367

DEDUCTIONS:
Disbursements of benefits to beneficiaries or participants	263,872,907

NET INCREASE IN ASSETS AVAILABLE
FOR BENEFITS	393,102,027

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,609,414,813

End of year	$4,002,516,840

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General—The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. Effective May 8, 2003 the Plan designated the portion of the Plan invested in Company common stock as an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions—Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s eligible compensation (as defined in the Plan document) for each pay period up to an annual maximum of $13,000 for 2004. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan, can make an additional catch up contribution to the Plan through payroll deductions from 1% to 25% of Eligible Compensation to an annual maximum of $3,000. A participant can elect to change the rate at which his/her contribution is determined at any time during the year.

Eligibility for Company Contributions—After one year of service, Merrill Lynch & Co., Inc. (the “Company”) matches one-half of the first 6% of eligible compensation that the employee contributes, up to an annual maximum Company contribution of $2,000. Prior to January 1, 2004, no Company contributions were made for any calendar year for employees who participated at any time during such calendar year in the Company’s Employee Stock Purchase Plan.

Participant Accounts—Individual notional accounts are maintained for each Plan participant. Each participant’s notional account is credited with employee contributions, Company matching contributions and investment earnings, and charged with the allocation of investment losses.

Vesting—Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Company contributions and earnings thereon based on completed Years of Service: 1 Year of Service — 20% vested; 2 Years of Service — 40% vested; 3 Years of Service — 60% vested; 4 Years of Service — 80% vested; and 5 Years of Service — 100% vested. Participants become 100% vested in Company contributions when they attain age 65 or terminate employment as a result of death. Beginning May 8, 2003, participants are 100% vested in the dividends paid on Company common stock held in their notional account regardless of their years of service.

Forfeitures— At December 31, 2004 and 2003 forfeited nonvested accounts totaled approximately $2,215,000 and $200,000, respectively. These accounts are used to reduce future employer contributions. Additionally, the Company identified approximately $2,100,000 in payroll adjustments which further reduced employer contributions. As a result, during the year ended December 31, 2004, employer contributions were reduced by approximately $7,300,000 from forfeited nonvested accounts of $5,200,000 and payroll adjustments of approximately $2,100,000.

Investment Options—Participants direct the investment of their contributions and Company contributions into the various investment options offered by the Plan (see Note 3).

Participant Loans—Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of 2 outstanding loans is permitted at any time. Interest rates on loans is generally calculated based on the Prime Rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding loan balance over the past 12 months.

Payment of Benefits—Distributions of account balances occur only upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several payment options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

Withdrawals—Withdrawals are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under all circumstances. Before age 70 1/2, a non-hardship withdrawal is paid in cash. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options are as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account. Effective May 8, 2003, active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in Company common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments are carried at fair value. Fair value is defined as the quoted market value on the last trading day of the period, except for the common collective trust funds (collective trust funds maintained by Merrill Lynch Bank USA, an affiliate of the Company and sub-advised by Merrill Lynch Investment Managers, L.P., also an affiliate of the Company) for which fair value is determined by State Street Bank and Trust Company, the pricing administrator for the funds. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds. The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed accounts that were transferred into the Plan for administrative purposes only.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

The Investment Committee consists of a group of senior executives representing each major business group of the Company. The Investment Committee has the authority to designate Investment Funds for the investment of accounts and to establish rules and procedures with respect to investment funds. All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investments designated by the Investment Committee.

In November 2003, the Investment Committee reduced the number of investment options to 27 from 70. Effective August 2, 2004 the Investment Committee increased the number of investment options from 27 to 36. Balances in eliminated funds were not required to be liquidated but the Investment Committee prohibited additional investments in these funds. At December 31, 2004 there were 36 investment options in the Plan. In November 2004 the Investment Committee added Advice Access, a service that provides independent personalized investment recommendations to participants. During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Common stocks	$24,568,844
Registered investment companies	149,065,484
Common collective trusts	22,069,108

Net appreciation in fair value of investments	$195,703,436

The value of individual investments that represent 5% or more of the Plan’s assets at December 31 are as follows:

	2004	2003
*Merrill Lynch & Co., Inc. Common Stock	$1,146,936,663	$1,074,552,576
*Merrill Lynch:
Registered investment companies:
Basic Value Fund Class I	442,950,835	411,759,281
Retirement Reserves Money Fund**	193,958,819	207,658,090
Global Allocation Fund Class I	288,467,533	212,502,841
Common collective trusts— Retirement Preservation Trust	244,028,461	248,783,955

*	Permitted party-in-interest as defined by ERISA

**	Does not represent more than 5% of the Plan’s assets at December 31, 2004.

4. EXEMPT PARTY-IN-INTEREST-TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, acts as trustee of the Plan. Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, LP, an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch Pierce Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Plan sponsor, and Merrill Lynch Trust Company, FSB, perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Company who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the Mutual Fund prospectus in the designated investment options and were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 19,189,169 and 18,321,442 units, respectively, of common stock of Merrill Lynch & Co., Inc., the sponsoring employer, with a cost basis of $704,584,723 and $731,078,155, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $11,866,199.

5. ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Administrative Committee and the trustees of the Plan, to the extent not paid by the Plan, are paid by the Company.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, participant account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2004

Description of Investment, Including	Number of	Market
Maturity Date and Rate of Interest	Shares	Value
COMMON STOCK:
*Merrill Lynch & Co., Inc.	19,189,169	$1,146,936,663
COMMON / COLLECTIVE TRUSTS:
*Merrill Lynch:
Aggregate Bond Index Tier3	515,780	8,190,581
Equity Index Trust III	1,843,258	170,022,077
International Index Tier3	1,149,934	17,306,511
Small Cap Index Tier3	1,047,913	16,944,757
Retirement Preservation Trust	244,028,461	244,028,461

Total Common / Collective Trusts		456,492,387
REGISTERED INVESTMENT COMPANIES:
*Merrill Lynch:
Balanced Capital Fund Class I	5,142,272	137,350,075
Basic Value Fund Class I	13,920,517	442,950,835
Bond Fund, Inc. — Core Bond Portfolio Class I	4,242,071	50,056,441
Bond Fund, Inc. — High Income Portfolio Class I	5,249,848	28,086,687
Bond Fund, Inc. — Intermediate Portfolio Class I	793,120	9,501,578
Developing Capital Markets Fund Class I	679,536	11,531,727
Disciplined Equity Fund Class I	50,304	525,171
Equity Dividend Fund Class I	1,699,966	24,258,509
Euro Fund Class I	1,427,399	24,237,238
Focus Twenty Fund Class I	4,514,991	7,720,634
Focus Value Fund Class I	2,080,861	28,549,412
Fundamental Growth Fund Class I	9,814,456	173,519,587
Global Allocation Fund Class I	17,472,292	288,467,533
Global Growth Fund Class I	1,697,650	17,333,010
Global Financial Service Fund Class I	185,686	2,664,591
Global Small Cap Fund Class I	2,611,400	61,498,470
Global Technology Fund Class I	5,469,007	41,564,453
Global Value Fund Class I	1,564,374	20,023,993
Healthcare Fund Class I	4,385,820	29,998,994
International Fund Class I	426,170	4,406,596
International Value Fund Class I	1,510,299	40,309,873
Large Cap Core Fund Class I	3,730,293	46,031,820
Large Cap Growth Fund Class I	2,774,123	25,189,038
Large Cap Value Fund Class I	2,381,310	37,124,622
Latin America Fund	135,373	3,288,195
Low Duration Fund Class I	373,670	3,800,226
Mid-Cap Value Opportunities Portfolio Class I	681,144	13,731,869
Natural Resources Trust Fund I	351,884	11,914,787
Pacific Fund Class I	1,481,561	30,712,761
Retirement Reserves Money Fund	193,958,819	193,958,819
Select Ten Retirement Portfolio 2000	60	60

(Continued)

401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2004

Description of Investment, Including	Number of	Market
Maturity Date and Rate of Interest	Shares	Value
REGISTERED INVESTMENT COMPANIES (continued):
Short-Term U.S. Government Fund Class I	241,774	$2,253,334
Strategy All-Equity Fund Class I	309,928	2,684,705
Strategy Growth &Income Fund Class I	320,473	3,009,241
Strategy Long-Term Growth Fund Class I	378,945	3,444,607
U.S. Government Mortgage Fund Class I	427,775	4,393,248
U.S. High Yield Fund Class I	986,029	6,586,674
U.S. Small Cap Growth Fund	1,012,013	13,065,082
Utilities & Telecommunications Fund Class I	515,301	5,524,022
Value Opportunities Fund Class I	4,006,488	109,577,436
World Income Fund Class I	610,181	4,063,805
*Merrill Lynch Investment Managers, LP:
Total Return Bond Investor	1	14
Other Registered Investment Companies:
AIM International Growth Fund	650,953	13,103,691
Alliance Berstein Small Cap Growth Fund Class I	210,131	4,910,754
American Growth Fund of America Class I	940,138	25,731,578
Blackrock Small/Mid Capital Growth	93,394	1,324,325
Blackrock Small Capital Growth	1,282,465	19,737,139
Dodge & Cox Balanced Fund	292,726	23,227,787
Evergreen Mid Cap Growth Class I	365,697	1,963,794
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust — Series 3	404,937	34,986,118
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust — Series 3	145,671	9,867,603
HW Mid-Cap Value Fund Class I	2,098,355	57,264,113
HW Large Cap Value Fund Class I	1,734,029	39,414,481
HW Small Cap Value Fund Class I	1,191,121	60,080,137
Ivy International Fund Class I	120,883	2,825,038
MFS Research Fund	744,880	15,031,674
Mainstay High Yield Corp Bond Fund	2,222,526	14,490,871
Munder Multi-Season Growth	87,247	1,274,682
Pimco Total Return Portfolio Institutional	535,009	5,708,541
Templeton Institutional	414,435	8,400,591

Total Registered Investment Companies		2,304,252,689
TOTAL		3,907,681,739
PARTICIPANT LOANS (maturing 2005 to 2024 at interest rates of 4% to 11%)		83,744,138

TOTAL INVESTMENTS		$3,991,425,877

(Concluded)

*	Party in interest

**	Cost information is not required for participant directed investments, and is therefore not included

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-41425 and No. 333-85421 of Merrill Lynch & Co., Inc. (the “Registrant”) on Form S-8 of our report dated June 23, 2005 appearing in the Annual Report on Form 11-K of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
New York, New York
June 23, 2005

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

Date: June 27, 2005	By:	/s/ Louis DiMaria
Chairman of the Administrative Committee of the Merrill Lynch & Co., Inc. 401(k) Saving and Investment Plan